EXHIBIT 10.1

February 10, 2009

(Delivered via e-mail)

James Roberts
c/o Charlot Wood
Bell, Davis & Pitt
100 North Cherry Street, Suite 600
Winston-Salem, NC 27101

CWood@belldavispitt.com

Re: Separation Agreement and General Release

Dear Jim:

This letter when signed by you will constitute the full agreement between you and Newell Rubbermaid Inc., its subsidiaries, affiliated and related companies, (“the Company”) on the terms of your separation from employment (“Agreement”). By entering into this Agreement, neither you nor the Company makes any admission of any failing or wrongdoing. Rather, the parties have merely agreed to resolve amicably any existing or potential disputes arising out of your employment with the Company and the separation thereof.

1.	Your employment with the Company was terminated effective January 1, 2009, (“Separation Date”). Since you remain employed through December 31, 2008, you are eligible to receive your 2008 management bonus, which will be paid, if earned pursuant to the terms of that plan, on or about March 15, 2009.

2.	In consideration of your acceptance of this Agreement, you will be entitled to the following items:

(a)	As supplemental unemployment pay, the Company will provide you with fifteen months of your annual base salary of $800,000 paid in bi-monthly installments for the period beginning on your Separation Date and ending on March 31, 2010. All payments will be made pursuant to the Newell Rubbermaid Excess Severance Pay Plan (“ESP”) as restated January 1, 2009. As provided in the ESP, payment for all amounts prior to March 15, 2010 shall be treated as separate payments falling under the short term deferral exception to Internal Revenue Code (“Code”) Section 409A as specified in Section 15.a. of the ESP. Payments made after March 15, 2010 are treated as separate payments under the ESP falling under the separation pay exception to Code Section 409(A) as provided in Section 15.a. of the ESP. All payments under the ESP shall be made pursuant to the terms of that Plan. Payments under the ESP shall be less unemployment compensation and less ordinary and necessary payroll deductions. Payments will continue until you find other employment, including self-employment (“Alternative Employment”) or until the last scheduled pay date in March 2010 whichever event occurs first (the “Salary Continuation Period”). No supplemental unemployment payments under the ESP will commence until after the effective date of this Agreement and after the Separation Date. Payments under the ESP will be made on regularly scheduled bi-monthly pay dates.

(b)	Your Separation Date shall be considered a “qualifying event” for purposes of triggering your right to continue your group health and dental insurance pursuant to federal law (commonly referred to as “COBRA”). However, pursuant to Section 6.a. of the ESP, the Company will continue to provide group health and dental insurance benefits to you and, if applicable, your dependents, at the same cost it charges its employees for the duration of the Salary Continuation Period. After the Salary Continuation Period, you will have the right to continue COBRA coverage at your own expense for the duration of the COBRA period. You will receive, under separate cover, information regarding your rights to such continuation coverage.

(c)	As further consideration for your acceptance of this Agreement, if you find and notify the Company of Alternative Employment prior to September 30, 2009 the Company will provide you with a lump sum payment equal to fifty percent (50%) of the remaining supplemental unemployment pay as provided in Section 6.c. of the ESP (“Alternative Employment Bonus Payment”). You agree and understand that this Alternative Employment Bonus Payment will be forfeited if the Alternative Employment is in competition with the Company in violation of paragraph 5 of this Agreement. This payment will be made as soon as is administratively practicable.

(d)	As additional consideration for your acceptance of this Agreement, if you have not found Alternative Employment by the end of the Salary Continuation Period, the Company, in its sole discretion, may extend the Salary Continuation Period by up to four (4) weeks pursuant to the terms of Section 6.b. of the ESP.

(e)	All vested stock options held by you pursuant to the Newell Rubbermaid, Inc. Amended 1993 or 2003 Stock Option Plans as of the Separation Date, remain exercisable throughout the Salary Continuation Period or until ninety (90) days following the Separation Date, whichever event occurs first. All non-vested stock options or other awards granted under the Plans will be forfeited as of the Separation Date; however, the restricted share awards granted to you in February 2006 will remain exercisable as if you were an active employee on the vesting date.

(f)	You will be allowed to continue to use the Company-leased car pursuant to the terms of the leased automobile program through the Salary Continuation Period. You may purchase said vehicle at any time prior thereto at the buy-out price as established by said program.

(g)	The Company will reimburse you for up to $25,000 in outplacement expenses, upon submission to the Company of documentation of such expenses. Reimbursable outplacement expenses shall include, but not be limited to, travel costs, administrative expenses, and costs associated with research and purchase of documents and reports used in job search activities. Only expenses incurred between the Separation Date and March 31, 2010 will be reimbursed. Outplacement expenses must be submitted within 90 days of being incurred and will be paid within 90 days of receipt. All reimbursement requests and receipts or other documentation of the outplacement expenses incurred should be submitted to Meredith Soree. It is intended that reimbursement from these outplacement services constitute separation payments exempt from 409A pursuant to Treas. Reg. l.409A-1 (b)(9)(v).

(h)	The Company will reimburse you for 2008 income tax preparation services. You must provide the Company with an invoice for those services no later than October 15, 2009 and the reimbursement will occur in 2009 and no later than 45 days after submission of the invoice. The invoice and reimbursement request should be submitted to Meredith Soree. Reimbursement is intended to comply with Treas. Reg. 1.409A-1(b)(4) (regarding short-term deferrals).

(i)	Your SERP Cash Account will be treated as thirty percent (30%) vested as of April 1, 2009, and the Company shall make the 5% contribution to your SERP Cash Account for 2008.

(j)	You will be allowed to keep your Blackberry, laptop computer, and cell phone after the Company’s IT department has sanitized the devices of all pertinent Company information. You must return the devices to the Company by February 13, 2009. You will be provided with these sanitized devices no later than March 1, 2009. Provision of these devices is intended to comply with Treas. Reg. 1.409A-1(b)(4) (regarding short-term deferrals).

(k)	Except as stated above, all other benefits, bonuses and compensation end on the Separation Date. However, this Agreement does not affect any existing vested rights that you may have in the Company’s deferred compensation, pension, retirement and/or 401(k) plans. You will receive, under separate cover, information regarding your rights and options, if any, under said plans.

3.	Release. In consideration of the payments and benefits provided to you above, to which you are not otherwise entitled and the sufficiency of which you acknowledge, you do, on behalf of yourself and your heirs, administrators, executors and assigns, hereby fully, finally and unconditionally release and forever discharge the Company and its parent, subsidiary and affiliated entities and all their former and present officers, directors, shareholders, employees, trustees, fiduciaries, administrators, attorneys, consultants, agents, and other representatives, and all their respective predecessors, successors and assigns (collectively “Released Parties”), in their corporate, personal and representative capacities, from any and all obligations, rights, claims, damages, costs, attorneys’ fees, suits and demands, of any and every kind, nature and character, known or unknown, liquidated or unliquidated, absolute or contingent, in law and in equity, enforceable under any local, state or federal common law, constitution, statute or ordinance, which arise from or relate to your past employment with the Company or the termination thereof, or any past actions or omissions of the Company or any of the Released Parties, including without limitation, rights and claims arising under the Family and Medical Leave Act, Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act of 1990, as amended, the Age Discrimination in Employment Act of 1967, as amended, or, if applicable, any rights and claims arising under the laws and regulations administered by California’s Department of Fair Employment and Housing. However, it is expressly agreed and understood by the parties that this Agreement does not release any ERISA or pension benefits, which are governed by the plan documents and applicable law, or those benefits and privileges set out in paragraph 2 of this Agreement, and that you do not waive or release any right to pension benefits or other benefits governed by ERISA or to those benefits and privileges set out in paragraph 2 of this Agreement. Nothing in this Agreement prevents you from enforcing the terms and conditions of this Agreement. Subject to applicable law, you also warrant that you have not filed or sued and will not sue or file any actions against the Company or any of the Released Parties with respect to claims covered by this release.

You recognize and understand that the foregoing is a general release by which you are giving up the opportunity to obtain compensation, damages, and other forms of relief for yourself. This Agreement, however, is not intended to and does not interfere with the right of any governmental agency to enforce laws or to seek relief that may benefit the general public, or your right to assist with or participate in that process. By signing this Agreement, however, you waive any right to personally recover against the Released Parties, and you give up the opportunity to obtain compensation, damages or other forms of relief for you other than that provided in this Agreement.

4.	Covenant Not to Sue. You hereby covenant and agree that you will not file or permit to be filed on your behalf, any action, suit or administrative proceeding, or take any other action which seeks to pursue or enforce any claim, demand, causes of action, suit or liability which you have released herein.

5.	Restrictive Covenants:

(a)	Non-Competition Agreement:

i.	The Company. The Company is a global marketer of consumer and commercial products.

ii.	Your Job Duties. You agree that your job duties during the last two years of your tenure with the Company included being the Group President of the following 3 Groups: (1) Office Products; (2) Cleaning, Organization and Décor; and (3) Tools and Hardware. You further acknowledge and agree that as Group President your responsibilities included all aspects of executive management of those three groups, that you were the top executive for each group, and that you reported directly to the CEO of the Company.

iii.	Protectable Interests. You agree that as a top executive, you had full access to confidential information with regard to the operational, financial, business or other affairs of Company or its groups, subsidiaries, divisions, or parent companies including, without limitation, proprietary trade “know how” and secrets, financial information and models, customer base access and information, research and development, business, marketing, sales and acquisition plans, identity and qualifications of Company’s employees, sources of supply, pricing policies, proprietary operational methods, product specifications or technical processes. You further acknowledge and agree that the Company’s success is largely attributable to the ownership, use and development of this confidential information.

iv.	Your Obligations. Until March 31, 2010, you agree that you shall not “compete” with the Company. For purposes of this Agreement, “compete” shall mean working for yourself or as an owner (excluding ownership of less than 3% of a public company), partner, director, officer, employee, independent contractor or consultant on behalf of any other person, business, partnership, company or corporation in a business enterprise that manufactures or markets for retail consumption or business to business sales (including: i) retailers of “private label” products, and ii) distributors of products), or is hiring you for the purpose of doing so, products that compete with the Company’s products in the following product categories, all of which were within the Groups of which you were Group President in the last two years of your employment:

1.         Office Products:  Ball point/roller ball pens, markers, highlighters, pencils, correction fluids, office products, art supplies, on-demand labeling products, card-scanning solutions, and on-line postage.

2.         Cleaning, Organization and Decor:  Material handling, cleaning, refuse, indoor/outdoor organization, home storage, food storage, drapery hardware, window treatments, and commercial washroom sanitation products.

3.         Tools & Hardware:  Hand tools, power tool accessories, manual paint applicators, cabinet, window and convenience hardware, propane torches, and soldering tools and accessories.

v.	Geographic Scope. The geographic scope of the restriction against competition is limited to the following area: the United States and Canada.

vi.	Reasonableness. You hereby acknowledge and agree that: (i) the restrictions against competition are reasonable in time and scope in light of the necessity for the protection of the business and good will of the Company and the consideration provided to you under this Agreement; (ii) that you are eligible to receive your full salary with the Company for the entire period of the non-competition agreement; and (iii) your ability to work and earn a living thereafter will not be unreasonably restrained by the application of these restrictions.

(b)	Non-Solicitation Agreement. The Non-Solicitation Agreement, which you electronically executed on February 14, 2006 to participate in the Company’s Long Term Incentive Plan, extends past your Separation Date by its own terms and remains in full force and effect. The Non-Solicitation Agreement is attached hereto as Exhibit A and its terms are restated and incorporated into this Agreement. By entering into this Agreement, you expressly acknowledge and agree herein to abide by the restrictions upon you contained in the Non-Solicitation Agreement. Should any terms of the Non-Solicitation Agreement, or other prior restrictive agreement, expressly conflict with this Agreement, this Agreement governs as to those terms, and all remaining conditions and restrictions contained in the Non-Solicitation Agreement, or other prior restrictive agreement, remain in full force and effect.

(c)	Injunctive Relief. You recognize and agree that should you fail to comply with one or more of the restrictions set forth above in the Non-Competition and/or Non-Solicitation Agreements, which restrictions you recognize are vital to the success of the Company’s business, the Company would suffer substantial damage for which there is no adequate remedy at law due to the impossibility of ascertaining exact money damages. Therefore, you agree that in the event of the breach or threatened breach by you of any of the terms and conditions of the Non-Competition and/or Non-Solicitation Agreement, the Company shall be entitled, in addition to any other rights or remedies available to it, to institute proceedings in a federal or state court and to secure immediate temporary, preliminary and permanent injunctive relief. In the event the enforceability of any of the covenants in this section are challenged in court, the applicable time period as to such covenant shall be deemed tolled upon the filing of the lawsuit challenging the enforceability of this Agreement until the dispute is finally resolved and all periods of appeal have expired.

(d)	Liquidated Damages. You also recognize and agree that the Company is offering substantial compensation and benefits, as described above in section 2, in exchange for your acceptance of and compliance with all the terms and conditions of this Agreement, including, without limitation, the restrictions set forth above regarding Non-Competition and Non-Solicitation Agreements. Should you fail to comply with the Non-Competition and/or Non-Solicitation Agreements, the Company would suffer substantial damage in an amount difficult to ascertain. Therefore, you agree that in the event of a breach by you of the terms and conditions of the Non-Competition Agreement or Non-Solicitation Agreement, you will reimburse the Company for three months of severance payments made to you under paragraph 2(a) of this Agreement (said reimbursement to be the net amount received by you after tax withholding and applicable deductions), in addition to the forfeiture of future payments provided under paragraph 2(c). If you enter into employment that competes with the Company, as defined in paragraph 5(a) above, after you have already received the Alternative Employment Bonus provided under paragraph 2(c), you agree that you will reimburse the Company for the percentage of the bonus attributable to the period running from the beginning of the competitive employment to March 31, 2010. You further agree that you will reimburse the Company one hundred percent (100%) for any expenses paid by the Company under paragraph 2(g). If you fail to reimburse the Company after written notice of your breach and demand by the Company, you agree the Company can seek these amounts as liquidated damages in a federal or state court, in addition to the injunctive relief available under paragraph 5(c) and any other rights or remedies available to it. You agree that this is consistent with the intentions of the parties and purpose of this Agreement, is not unconscionable or unreasonable and does not constitute a penalty.

6.	Notice of Alternative Employment. As part of your Non-Competition Agreement and eligibility to receive the Alternative Employment Bonus Payment, you agree to notify the Company in writing no later than seventy-two (72) hours after accepting new employment during the Salary Continuation Period and at least ten (10) business days prior to your first day of new employment. Such notice shall include the name of the new employer, a description of the business and/or products or services made and/or marketed, the location of the employment and start date, and the position you will hold. No later than five (5) business days after receiving such notice, the Company will provide written notice to you if the Company determines that the new employment violates any terms or conditions of the Non-Competition Agreement. If you provide notice to the Company of new employment before September 30, 2009, but the Company’s response period extends past September 30, 2009, you will remain eligible for the Alternative Employment Bonus Payment if the Company determines that you have complied with all terms and conditions of the Non-Competition Agreement.

7.	You understand and agree that this Agreement contemplates and memorializes an unequivocal, complete and final dissolution of your employment relationship with the Company, and that, therefore, you have no right to be reinstated to employment with or rehired by the Company, and that in the future, the Company and its affiliated and related entities and their successors and assigns shall have no obligation to consider you for employment.

8.	You further understand and agree that should another Newell Rubbermaid, Inc. entity offer you employment and you accept the same and commence employment within the Salary Continuation Period, the Company will discontinue the remaining supplemental unemployment payments and benefits without affecting the release and covenant not to sue or any other provision of this Agreement.

9.	You agree to return to the Company all of the Company’s property, including, without limit, any electronic or paper documents and records and copies thereof that you received or acquired during your employment regarding the Company’s practices, procedures, trade secrets, customer lists, or product marketing, and that you will not use the same for your own purpose. Unless required or otherwise permitted by law, you further agree that while you are considering this Agreement and for three (3) years following your Separation Date, you will not disclose to any person, firm, or corporation or use for your own benefit any information regarding the following:

(a)	Any secret or confidential information obtained or learned by you in the course of your employment with Company with regard to the operational, financial, business or other affairs of Company or its subsidiaries, divisions, or parent companies including, without limitation, proprietary trade “know how” and secrets, financial information and models, customer lists, business, marketing, sales and acquisition plans, identity and qualifications of Company’s employees, sources of supply, pricing policies, proprietary operational methods, product specifications or technical processes; and

(b)	The terms of this Agreement or the amount of supplemental unemployment pay being paid pursuant to this Agreement, except that you may disclose this information to your spouse and your attorney, accountant or other professional advisor to whom you must make the disclosure in order for them to render professional services to you, provided that you first advise them of this confidentiality provision and they also agree to maintain the confidentiality of the supplemental unemployment pay and benefits and terms of this Agreement.

10.	Forfeiture. In the event that you breach any of your obligations under this Agreement, including but not limited to the restrictions and obligations set forth in paragraphs 4, 5, 6 and 9 above, the Company is entitled to stop your supplemental unemployment payments, recover the supplemental unemployment already paid you and seek all other relief provided by law or equity.

11.	It is agreed that neither you nor the Company, or any of its officers, directors or employees, make any admission of any failing or wrongdoing or violation of any local, state or federal law by entering into this Agreement, and that the parties have entered into this Agreement simply to resolve your employment relationship in an amicable manner. While considering this Agreement and at all times thereafter, you agree to act in a professional manner and not make any disparaging or negative statements regarding the Company, or its affiliated companies, and their officers, directors and employees, or to otherwise act in any manner that would damage the business reputation of the same. The Company agrees that it will direct its Board of Directors, Officers and direct reports to the CEO not to make any disparaging or negative statements regarding you.

12.	Throughout the Salary Continuation Period and thereafter, you agree, upon reasonable notice, to advise and assist the Company and its counsel in preparing such operational, financial and other reports, or other filings and documents, as the Company may reasonably request, and otherwise cooperate with the Company and its affiliates with any request for information. You also agree during the Salary Continuation Period and for a reasonable time period thereafter to assist the Company and its counsel in prosecuting or defending against any litigation, complaints or claims against or involving the Company or its affiliates. The Company shall pay your necessary travel costs and expenses in the event it requires you to assist it under this paragraph.

13.	You acknowledge and agree that this Agreement sets forth the entire understanding between the parties concerning the matters discussed herein, that no promise or inducement has been offered to you to enter into this Agreement except as expressly set forth herein, and that the provisions of this Agreement are severable such that if any part of the Agreement is found to be unenforceable, the other parts shall remain fully valid and enforceable.

14.	You agree to notify the Company within seventy-two (72) hours after accepting Alternative Employment. You also agree to execute all documents necessary to resign from all Company related Boards, including, but not limited to, NRH Limited.

15.	You acknowledge receipt of the Summary Plan Descriptions of Newell Rubbermaid, Inc.’s Supplemental Unemployment Pay Plan and Excess SUPP Pay Plan.

16.	This Agreement shall be governed by the laws of the State of Ohio.

17.	You are hereby advised in writing to consult an attorney prior to executing this Agreement. You have twenty-one (21) days from your receipt of this letter to accept the terms of this Agreement. You may accept and execute this Agreement within those 21 days.

If you accept the terms of this Agreement, please date and sign this letter and return it to me. Once you execute this Agreement, you have seven (7) days in which to revoke in writing your acceptance by providing the same to me, and such revocation will render this Agreement null and void. Should you choose to mail your revocation to me, the revocation will be deemed to have been made on the date of postmark or express mail. If you do not revoke your acceptance in writing and provide it to me by midnight on the seventh day, this Agreement shall be effective the day after the seven-day revocation period has elapsed.

Sincerely,

William M. Behlke
VP, Labor & Employment Law
Newell Rubbermaid, Inc.
3320 W. Market St.
Fairlawn, OH 44333

By signing this letter, I represent and warrant that I have not been the victim of age or other discrimination or wrongful treatment in my employment and the termination thereof. I further acknowledge that the Company advised me in writing to consult with an attorney, that I had at least twenty-one (21) days to consider this Agreement, that I received all information necessary to make an informed decision and I had the opportunity to request and receive additional information, that I understand and agree to the terms of this Agreement, that I have seven (7) days in which to revoke my acceptance of this Agreement, and that I am signing this Agreement voluntarily with full knowledge and understanding of its contents.

Dated: February 12, 2009 Name: /s/ James Roberts

EXHIBIT A

NON-SOLICITATION AGREEMENT

I acknowledge that: Newell Rubbermaid Inc. and its affiliated companies (collectively the “Company”) is engaged in a highly competitive and diverse business; it has expended, and will continue to expend, substantial amounts of time, money and effort in developing, perfecting and maintaining its position in the market place and in securing a stable, well-trained work force; and the Company desires to protect its legitimate business interests such that its work force will be used solely for the benefit of the Company and not in competition with or to the detriment of the Company.

In consideration of my continued employment and being eligible for participation in the Newell Rubbermaid Inc. Long Term Incentive Plan (“LTIP”), which I acknowledge is adequate and sufficient consideration for my promises set forth in this Agreement, I agree that during my employment and for a period of two (2) years thereafter, regardless of whether my separation is voluntary or involuntary or the reason therefor, I will not directly or indirectly, individually or on behalf of any person or entity, solicit or induce, or assist in any manner in the solicitation or inducement of, any employees of the Company, other than those in clerical or secretarial positions, to leave their employment with the Company, or any of its subsidiaries, affiliates, divisions or parent companies, or their successors or assigns, whether to accept employment with another person or entity or not to accept employment with another person or entity.

I understand that if I do not accept this Agreement by responding to the email to which it is attached, I will not be eligible to participate in the LTIP.

I further acknowledge and agree that: (i) the restrictions provided in this Agreement are reasonable in time and scope in light of the necessity for the protection of the business and good will of the Company and the consideration provided to me under this Agreement; and (ii) my ability to work and earn a living will not be unreasonably restrained by the application of these restrictions.

I also recognize and agree that should I fail to comply with the restrictions set forth above, the Company would suffer substantial damage for which there is no adequate remedy at law due to the impossibility of ascertaining exact money damages. I therefore agree that in the event of the breach or threatened breach by me of any of the terms and conditions of this Agreement, the Company shall be entitled, in addition to any other rights or remedies available to it, to institute proceedings in a federal or state court to secure immediate temporary, preliminary and permanent injunctive relief without the posting of a bond. I additionally agree that if I am found to have breached my covenant in this Agreement, the two (2) year time period will not begin to run until after the breach has ended, and the Company will be entitled to recover all costs and attorney fees incurred by it in enforcing this Agreement.

I understand and agree that this Agreement shall be governed by the laws of the state where I was primarily located during my last twelve (12) months of employment with the Company. I additionally agree to submit to personal jurisdiction in the federal and state courts for that state, and that all suits arising between the Company and me must be brought in said courts, which will be the sole and exclusive venue for such claims.

OTHER AGREEMENTS

1. No Guarantee of Stock Grant or Employment. I understand, consent and agree that participation in the LTIP is subject to all terms and conditions of the Plan and the Newell Rubbermaid Inc. Stock Plan, and that this Agreement is not a guarantee of any particular grant of stock under the LTIP. I further understand this Agreement is not a guarantee of continued employment, and that my employment is at the will of the Company and me, which means that either I or the Company are free to terminate my employment at any time for any reason or no reason.

2. Binding Effect and Assignment. I understand that this Agreement shall be binding on any successor to the Company, whether by merger, consolidation, acquisition of all or substantially all of the Company’s assets or business or otherwise, as fully as if such successor were a signatory hereto. I also understand and agree that the Company may at any time without further action by me assign this Agreement to any successor or any of its affiliated companies. In the event of any such assignment, the assignee company shall succeed to all of the rights and obligations held by the Company under this Agreement. I additionally understand and agree that I may be requested or it may be necessary at times for me to be transferred between the companies that are affiliated with and comprise the Newell Rubbermaid Inc. group of companies. I therefore agree that in the event I am transferred to or become employed with another company that is part of said group of companies, this Agreement shall automatically be assigned to that company without any further action by me, and that I need not receive any additional consideration for this Agreement to be enforceable against me by the assignee.

3. Severability. I recognize and understand that if any one or more of the provisions contained in this Agreement shall, for any reason, be held to be illegal, invalid or unenforceable in any respect, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by such provision or by its severance from this Agreement. I further agree that if any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to geographic or durational scope, it shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it then shall appear.

4. Amendments and Waivers. I understand that this Agreement cannot be changed, modified or amended, and no provision or requirement hereof may be waived, without an agreement in writing signed by both parties.

PLEASE ACKNOWLEDGE THAT YOU HAVE READ, UNDERSTAND AND AGREE TO ALL OF THE PROVISIONS OF THIS AGREEMENT, AND THAT YOU WERE AFFORDED SUFFICIENT OPPORTUNITY BY THE COMPANY TO OBTAIN INDEPENDENT LEGAL ADVICE AT YOUR EXPENSE PRIOR TO EXECUTING THIS AGREEMENT, BY REPLYING TO THE EMAIL TO WHICH THIS AGREEMENT IS ATTACHED.